Filed by Popular, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 Subject Company: Popular, Inc. Commission File No.: 000-13818

Contact:

Investor Relations:

Jorge A. Junquera

Chief Financial Officer

Senior Executive Vice President

787-754-1685

Media Relations:

Teruca Rullán

Senior Vice President

Corporate Communications

787-281-5170 or 917-679-3596 (mobile)

News For Immediate Release:

Popular Amends Certain Terms of its Exchange Offer and Extends Expiration Date

San Juan, Puerto Rico, Friday, August 7, 2009 – Popular, Inc. (the “Corporation”) (NASDAQ: BPOP) today announced that it has amended certain terms of and extended the expiration date for its offer to issue up to 390 million shares of its Common Stock in exchange for its Series A Preferred Stock and Series B Preferred Stock and for the Trust Preferred Securities referred to below (the “Exchange Offer”).

The expiration date for the Exchange Offer has been extended until 11:59 p.m., New York City time, on August 20, 2009, unless the Corporation further extends the Exchange Offer or terminates it prior to such date.

The Corporation has also increased the Per Security Exchange Values for the Trust Preferred Securities to the amounts referred to in the table below. The Per Share Exchange Values for the Series A Preferred Stock and Series B Preferred Stock are unchanged and remain at $20 per share and the Minimum Share Price remains at $2.50 for all the exchanged securities.

In connection with the Exchange Offer, for each share of Series A Preferred Stock, share of Series B Preferred Stock or Trust Preferred Security accepted in accordance with the terms of the Exchange Offer, the Corporation will issue a number of shares of its Common Stock equal to the Exchange Value, set forth in the table below (as revised for the Trust Preferred Securities), divided by the “Relevant Price”. The “Relevant Price” will be equal to the greater of (1) the average Volume Weighted Average Price, or “VWAP,” of a share of the Corporation’s Common Stock during the five-trading day period ending on the second business day immediately preceding the expiration date of the Exchange Offer (which we currently expect to be August 18, 2009, unless the Exchange Offer is extended further), determined as described in the prospectus for the Exchange Offer and (2) the “Minimum Share Price” of $2.50 per share of the Corporation’s Common Stock. The closing sale price for the Corporation’s Common Stock on the Nasdaq Stock Market on August 6, 2009 was $1.50 per share, which is less than the Minimum Share Price. If the average VWAP is less than the Minimum Share Price, the Corporation will use the Minimum Share Price to calculate the number of shares of its Common Stock holders will receive. In that case, holders could receive shares of the Corporation’s Common Stock with a value significantly less than the value of the shares that would be received in the absence of that limitation.

Title of Securities	Per Security Liquidation Preference/ Amount	Per Security Exchange Value*
6.375% Non-cumulative Monthly Income Preferred Stock, 2003 Series A (“Series A Preferred Stock”)	$25	$20
8.25% Non-cumulative Monthly Income Preferred Stock, Series B (“Series B Preferred Stock”)	$25	$20
8.327% Trust Preferred Securities (issued by BanPonce Trust I)	$1,000	$1,150
6.564% Trust Preferred Securities (issued by Popular North America Capital Trust I)	$1,000	$1,150
6.70% Cumulative Monthly Income Trust Preferred Securities (issued by Popular Capital Trust I)	$25	$30
6.125% Cumulative Monthly Income Trust Preferred Securities (issued by Popular Capital Trust II)	$25	$30

* The Per Security Exchange Values are subject to further change in the Corporation’s sole discretion during the course of the Exchange Offer.

As of 5:00 p.m. on August 6, 2009, approximately $ 661,155,375 million in aggregate liquidation amount of Trust Preferred Securities and liquidation preference of Series A Preferred Stock and Series B Preferred Stock (or approximately 47% of the aggregate liquidation amount or liquidation preference outstanding) had been tendered in the Exchange Offer as follows:

•	$144,814,400 in aggregate liquidation preference of shares of its Series A Preferred Stock (or approximately 77% of the aggregate $186,875,000 liquidation preference outstanding);

•	$332,462,575 in aggregate liquidation preference of shares of its Series B Preferred Stock (or approximately 83% of the aggregate $400,000,000 liquidation preference outstanding);

•	$31,539,000 in aggregate liquidation amount of the 8.327% Trust Preferred Securities (or approximately 22% of the aggregate $144,000,000 liquidation amount outstanding);

•	$61,025,000 in aggregate liquidation amount of the 6.564% Trust Preferred Securities (or approximately 24% of the aggregate $250,000,000 liquidation amount outstanding);

•	$80,475,500 in aggregate liquidation amount of the 6.70% Cumulative Monthly Income Trust Preferred Securities (or approximately 27% of the aggregate $300,000,000 liquidation amount outstanding); and

•	$10,838,900 in aggregate liquidation amount of the 6.125% Cumulative Monthly Income Trust Preferred Securities (or approximately 8% of the aggregate $130,000,000 liquidation amount outstanding).

Except as described in the press release, the terms and conditions of the Exchange Offer, as set forth in the prospectus referred to below, are unchanged.

The lead dealer managers for the Exchange Offer are UBS Investment Bank, which can be contacted at (888) 719-4210, and Popular Securities, which can be contacted at (787) 766-6601, and the co-lead dealer manager is Citi, which can be contacted at (800) 558-3745.

The Corporation has filed a registration statement, a prospectus and related exchange offer materials with the SEC for the exchange offer to which this communication relates. Before you decide whether to tender into the Exchange Offer, you should read the prospectus and other documents the Corporation has filed with the SEC for more complete information about the Corporation and the Exchange Offer. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Corporation will arrange to send you the prospectus if you request it by contacting Corporate Communications, at (787) 765-9800. The complete terms and conditions of the Exchange Offer are set forth in the prospectus and the related letters of transmittal, copies of which will be available at www.popularinc.com/exchangeoffer and from Global Bondholder Services Corporation, the information agent, at (866) 540-1500 or, for bankers and brokers, at (212) 430-3774.

This press release is not an offer to sell or purchase or an offer to exchange or a solicitation of acceptance of an offer to sell or purchase or offer to exchange, which may be made only pursuant to the terms of the prospectus and related letter of transmittal, as applicable.

Forward-Looking Statements:

The information included in this press release may contain certain forward-looking statements. These statements are based on management’s current expectations and involve certain risks and uncertainties that may cause actual results to differ materially from those expressed in forward-looking statements. Factors that might cause such a difference include, but are not limited to (i) the rate of declining growth in the economy and employment levels, as well as general business and economic conditions; (ii) changes in interest rates, as well as the magnitude of such changes; (iii) the fiscal and monetary policies of the federal government and its agencies; (iv) changes in federal bank regulatory and supervisory policies, including required levels of capital; (v) the relative strength or weakness of the consumer and commercial credit sectors and of the real estate markets in Puerto Rico and the other markets in which borrowers are located; (vi) the performance of the stock and bond markets; (vii) competition in the financial services industry; (viii) possible legislative, tax or regulatory changes; and (ix) difficulties in combining the operations of acquired entities. For a discussion of such factors and certain risks and uncertainties to which the Corporation is subject, see the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 as well as its filings with the U.S. Securities and Exchange Commission. Other than to the extent required by applicable law, including the requirements of applicable securities laws, the Corporation assumes no obligation to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

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Popular, Inc. is a full service financial services provider based in Puerto Rico with operations in Puerto Rico, the United States, the Caribbean and Latin America. As the leading financial institution in Puerto Rico, the Corporation offers retail and commercial banking services through its principal banking subsidiary, Banco Popular de Puerto Rico, as well as auto and equipment leasing and financing, mortgage loans, investment banking, broker-dealer and insurance services through specialized subsidiaries. In the United States, the Corporation operates Banco Popular North America (“BPNA”), including its wholly-owned subsidiary E-LOAN. BPNA is a community bank providing a broad range of financial services and products to the communities it serves. BPNA operates branches in New York, California, Illinois, New Jersey and Florida. E-LOAN markets deposit accounts under its name for the benefit of BPNA and offers loan customers the option of being referred to a trusted consumer lending partner. The Corporation, through its subsidiary EVERTEC, provides transaction processing services throughout the Caribbean and Latin America, as well as internally services many of its subsidiaries’ system infrastructures and transactional processing businesses. The Corporation is exporting its 115 years of experience through these regions while continuing its commitment to meet the needs of clients through innovation and to foster growth in the communities it serves.

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An electronic version of this press release can be found at the Corporation’s website, www.popular.com.